Exhibit 99.6

Aphria Launches First Partnership with Major North American Union

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

LEAMINGTON, ONTARIO — (June 15, 2017) — Today, Aphria Inc. (Aphria) (TSX:APH)(OTCQB:APHQF) announced its first collaborative initiative with Labourers’ International Union of North America (LiUNA), partnering with LiUNA Local 625 as its primary provider of medical cannabis to members in Essex and Kent counties. Local 625’s membership approximates 1,600 plus eligible dependents, who will have immediate access to full coverage for certain medical cannabis products under the Aphria brand.

This partnership will give LiUNA Local 625 members access to a range of fulfillment activities provided by a nationally recognized Benefits Administrator, as well as Natural Health Services, one of Canada’s leading patient-centric medical cannabis clinics, who will assist LiUNA members with on-site cannabis education and physician services.

“Aphria is thrilled to be entering into a partnership with LiUNA, one of Canada’s fastest growing unions,” said Vic Neufeld, CEO of Aphria. “We’re always looking for new and innovative ways to support patients and, in joining forces with Local 625, we’ll be able to provide some of the hard-working Canadians in Essex and Kent counties access to our high-quality products at affordable pricing.”

This program’s objective is to reduce usage and dependency on various opioids, which have reported negative side effects, by giving access to an alternate natural option for treating various chronic conditions.

“The health and wellness of our members is of critical importance to LiUNA, and in launching this partnership with Aphria, we are taking a major step forward in improving the lives of our members,” says Rob Petroni, Business Manager of Local 625. “Workplace injuries are far too often treated with opioids and their related effects, and medical cannabis will provide another treatment option.”

For further information about Aphria:

Erin Collett

Edelman

erin.collett@edelman.com

416-849-8911

Vic Neufeld

President & CEO — Aphria Inc.

1-844-427-4742

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, , expectations for future growing capacity and costs, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms;, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.